17006234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Peter J. Solomon Securities Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 31st Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10012-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Peter J. Solomon Securities Company, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Peter J. Solomon, affirm that to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Peter J. Solomon Securities Company, LLC as of December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

GINA GUTIERREZ
NOTARY PUBLIC, STATE OF NEW YORK
No. 01GU6239126
Qualified in New York
Commission Expires April 18, 2019

Notary Public

Peter J. Solomon Securities Company, LLC
Index
December 31, 2016

Page(s)

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Peter J. Solomon Securities Company, LLC

We have audited the accompanying statement of financial condition of Peter J. Solomon Securities Company, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Peter J. Solomon Securities Company, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the accompanying financial statement includes significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 28, 2017

Peter J. Solomon Securities Company, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	370,126
Accounts receivable		1,779,700
Other assets		16,423
Total assets	$	2,166,249
Liabilities and Member's Equity		
Accrued expenses	$	23,547
Member's equity		2,142,702
Total liabilities and member's equity	$	2,166,249

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Peter J. Solomon Securities Company, LLC (the "Company") is a wholly-owned subsidiary of Peter J. Solomon Company, L.P. (the "Parent"). During 2016, Natixis SA, a French investment bank, acquired a majority interest in the Parent. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The operating agreement provides for the Company to exist in perpetuity. There is only one class of member. The Company renders corporate financial advisory services to selected clients. Such advisory services include mergers, acquisitions and financial restructurings.

The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that could affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Revenue Recognition
Revenues are recognized when earned and arise from financial advisory and other investment banking services provided by the Company to its clients. The fees are recognized at the closing of the respective transactions.

Income Taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

Cash
Cash on deposit with financial institutions may, at times, exceed federal insurance limits. At December 31, 2016, the Company had no cash equivalents. None of the Company's cash is restricted in any way.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of approximately $347,000 which was $247,000 in excess of its required net capital of $100,000.

3. Regulatory Requirements (continued)

The Company is not affected by the requirements of Securities and Exchange Commission Rule 15c3-3 since the Company never holds the cash or securities of customers.

4. Concentrations

The Company maintains its cash accounts in a commercial bank. The Company does not consider itself to be at risk with respect to its cash balances.

At December 31, 2016, accounts receivable were from two customers.

5. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, *Revenue Recognition (Topic 606): Revenue from Contracts with Customers*. The updated guidance requires an entity to recognize revenue as performance obligations are met, in an amount that reflects the consideration the entity is entitled to receive for transfer of the promised goods or services. The standard is effective for interim and annual reporting periods beginning after December 15, 2017 and may be applied retrospectively or through a cumulative effect adjustment to retained earnings at the date of adoption. The Company has not made a decision on the method of adoption and is currently evaluating the effect the updated guidance will have on the Company's financial statements.

6. Subsequent Events

In 2017, the Company distributed $2,200,000 to its Parent. In the ordinary course of its business, since the Company does not typically have need for much cash, it distributes a substantial amount of its earnings to its Parent on a regular basis and it expects to continue to do so in the future.